Exhibit A

Ceragon Networks to Participate in the Needham Virtual Security,
Networking, & Communications Conference

Rosh Ha’ain, Israel, November 8, 2023 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that Doron Arazi, Chief Executive Officer, and Ronen Stein, Chief Financial Officer, will participate in a fireside chat at the 17th Annual Needham Virtual Security, Networking, & Communications Conference on November 14, 2023 at 9:20 a.m. ET.

A live video webcast of the fireside chat will be available on Ceragon’s website at https://www.ceragon.com/investors/webcasts. An archived webcast will remain posted on the Company's investor relations website for at least 30 days.

Investors interested in meeting with Ceragon Networks management around the conference can contact their Needham representative or reach out to FNK IR at CRNT@fnkir.com.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon Investor Contact:
Rob Fink / Bob Meyers
FNK IR
crnt@fnkir.com

Source: Ceragon Networks Ltd.